                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   2  )





                            PRIMEENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74158E104
                              -------------------
                                 (CUSIP Number)


Michael H. Wehrle                      Copy to: Deborah A. Sink, Esquire
McJunkin Corporation                            Bowles Rice McDavid Graff & Love
P. O. Box 513                                   P. O. Box 1386
Charleston, WV 25322                            Charleston, WV 25325-1386
(304) 348-1804                                  (304) 347-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 15, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filling this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 7 Pages

CUSIP NO.       74158E104                                      Page 2 of 7 Pages




--------------------------------------------------------------------------------
| 1 |   NAME OF REPORTING PERSON                                               |
|   |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|   |           MCJUNKIN CORPORATION                                           |
|   |           55-0229830                                                     |
|---|--------------------------------------------------------------------------|
| 2 |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.              (a) [ ] |
|   |                                                                  (b) [ ] |
|   |                                                                          |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 3 |   SEC USE ONLY                                                           |
|   |                                                                          |
|   |                                                                          |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 4 |   SOURCE OF FUNDS                                                        |
|   |                                                                          |
|   |           Not Applicable; SEE ITEM 3                                     |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
|   |                                                                          |
| 5 |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      |
|   |   TO ITEMS 2(d) or 2(E)                                              [ ] |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
|   |                                                                          |
|   |                                                                          |
| 6 |   CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|   |                                                                          |
|   |           WEST VIRGINIA                                                  |
|------------------------------------------------------------------------------|
|      NUMBER OF       | 7 |  SOLE VOTING POWER                                |
|       SHARES         |   |           727,221                                 |
|                      |---|---------------------------------------------------|
|                      |   |                                                   |
|    BENEFICIALLY      | 8 |  SHARED VOTING POWER                              |
|        OWNED         |   |           -0-                                     |
|                      |---|---------------------------------------------------|
|                      |   |                                                   |
|       BY EACH        | 9 |  SOLE DISPOSITIVE POWER                           |
|  REPORTING PERSON    |   |           727,221                                 |
|                      |   |                                                   |
|                      |---|---------------------------------------------------|
|                      |   |                                                   |
|        WITH          |10 |  SHARED DISPOSITIVE POWER                         |
|                      |   |           -0-                                     |
|                      |   |                                                   |
|------------------------------------------------------------------------------|
|   |                                                                          |
|11 |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|   |           727,221                                                        |
|---|--------------------------------------------------------------------------|
|   |                                                                          |
|12 |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |
|   |                                                                      [ ] |
|---|--------------------------------------------------------------------------|
|   |                                                                          |
|13 |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|   |           16.19%                                                         |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
|   |                                                                          |
|14 |   TYPE OF REPORTING PERSON                                               |
|   |           CO                                                             |
|   |                                                                          |
--------------------------------------------------------------------------------



                                 SCHEDULE 13D

                                                               Page 3 of 7 Pages


Item 1. Security and Issuer.

        The class of equity securities to which this Statement relates is the Common Stock, par value $0.10 per shares (the "Shares"), of Prime Energy Corporation, formerly, K.R.M. Petroleum Corporation, a Delaware corporation (the "Company"), whose principal executive offices are at One Landmark Square, Stamford, CT 06901.

Item 2. Identity and Background.

        (a)-(c); (f) McJunkin Corporation, a West Virginia corporation ("McJunkin"), is an industrial distributor of pipe, valves and fittings with investments in oil and gas and real estate. McJunkin's principal executive offices are located at 835 Hillcrest Road, Charleston, West Virginia 25311.

        The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of McJunkin are set forth in Schedule A to this statement and are incorporated herein by reference.

        (d)-(e) During the last five years, neither McJunkin, nor to McJunkin's best knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The funds used for the original acquisition of 1,127,221 Shares ($2,000,000 paid on September 10, 1984 and $4,000,000-$6,000,000 paid subsequently) were obtained from McJunkin's lines of credit with banks. McJunkin utilized credit available under lines of credit with the following banks: Morgan Guaranty Trust Company, Chase Manhattan Bank, Pittsburgh National Bank, Charleston National Bank, North Carolina National Bank, Canadian Imperial Bank of Commerce, Bank of Dunbar and National Bank of Commerce. It was impossible to attribute the funds borrowed

                                                               Page 4 of 7 Pages



to purchase the Shares to any particular line of credit as McJunkin draws down funds for general corporate purposes under several lines of credit each day.

        In Amendment No. 1, a disposition of 400,000 shares was reported.

Item 4. Purpose of Transaction.

        The original purpose of the purchase of 1,127,221 Shares by McJunkin on September 10, 1984 was to acquire an equity position in the Company which could have permitted McJunkin to control the Company. After the original purchase of the Shares McJunkin was in a position to make a determination as to whether to acquire all or a portion of the remaining equity interest in the Company. McJunkin's determination to acquire all or a portion of the remaining equity interest in the Company was to be based upon various factors including, but not limited to, developments with respect to the business of the Company and with respect to McJunkin's business, other business opportunities available to McJunkin, general economic conditions and money and stock market conditions.

        In addition, depending on market conditions and other factors, McJunkin could have made additional acquisitions of Shares by means of transactions in the over-the-counter market or in private transactions, if appropriate opportunities to do so had become available.

        Since the time of the original purchase in 1984, McJunkin has not acquired additional Shares. A 1996 transaction reported in Amendment No. 1 involved disposition of 400,000 Shares.

        This Amendment No. 2 is filed solely to report a change in McJunkin's ownership position from 15.1% to 16.19% due to a decrease in the Company's issued and outstanding to 4,491,096 shares.

        McJunkin does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the

                                                               Page 5 of 7 Pages



Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) McJunkin presently owns 727,221 shares (16.19%). McJunkin owned 1,127,221 Shares (49.99% of the Shares outstanding on September 10, 1984). Michael Wehrle owns 18,000 Shares.

        (b) Each of McJunkin Corporation and the individual named above has the sole power to vote and dispose of the Shares owned by such person or entity.

        (c) On May 31, 1996, McJunkin Corporation sold 400,000 Shares to the Company. On September 10, 1984, McJunkin Corporation purchased 1,127,221 Shares from Callahan Mining Corporation, an Arizona corporation ("Callahan"), for an aggregate purchase price of $8,000,000, subject to reduction to no less than $6,000,000.

        (d)      Not applicable.

        (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships among McJunkin and the persons named in Schedule A hereto and any other person with respect to any securities of the Company.
Exhibit 2 consists of the Stock Purchase and Option Agreement, dated as of October 7, 1987, between KRM Petroleum Corporation and The American Energy Group which contains an agreement relating to representatives designated by McJunkin Corporation to be nominated for as candidates for the Company's board of directors. Pursuant to this agreement, 2,900,000 Shares were sold to The American Energy Group and KRM Petroleum Corporation (now PrimeEnergy Corporation) agreed to use its best efforts to cause two (2) persons designated by McJunkin Corporation to be nominated and elected to its board of directors for as long as McJunkin Corporation owns 10% or more of the Shares.

                                                               Page 6 of 7 Pages



Item 7. Material to be Filed as Exhibits.

        2. Stock Purchase and Option Agreement, dated as of October 7, 1987, between KRM Petroleum Corporation and The American Energy Group is incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by McJunkin on June 10, 1996.


                  SIGNATURE TO AMENDMENT NO. 2 TO SCHEDULE 13D


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:   January 26, 1998.
                                        McJUNKIN CORPORATION

                                        By /s/ MICHAEL H. WEHRLE
                                          -----------------------------------
                                               Michael H. Wehrle

                                        Its Senior Vice President
                                           ----------------------------------

                                                               Page 7 of 7 Pages



                                  SCHEDULE A


 Executive Officers                        Board of Directors
 McJunkin Corporation                      McJunkin Corporation
 835 Hillcrest Drive
 Charleston, WV  25311

 H. B. Wehrle, III                         H. B. Wehrle, Jr.
 President and CEO                         Chairman of the Board-McJunkin
 1622 Loudon Heights                       1237 Upper Ridgeway Road
 Charleston, WV  25314                     Charleston, WV  25314

 Michael H. Wehrle                         Martha G. Wehrle
 Senior Vice President and CFO             Member Board of Directors - McJunkin
 334 South Pointe Drive                    1440 Loudon Heights Road
 Charleston, WV  25314                     Charleston, WV  25314

 Stephen D. Wehrle                         Frank E. Briber, Jr.
 Senior Vice President                     Retired - Allis Chalmers
 15 Grosscup Road                          Three Green Winged Teal Road
 Charleston, WV  25314                     Amelia Island, FL  32034

 E. Gaines Wehrle                          G. S. Herscher
 Senior Vice President                     Retired  - McJunkin
 1440 Loudon Heights Road                  4516 Longboat Lane
 Charleston,  WV  25314                    Fort Myers, FL  33919

 H. B. Wehrle, Jr.                         George C. Kern, Jr.
 Chairman of the Board                     Retired  - Sullivan &  Cromwell
 1237 Upper Ridgeway Road                  830 Park Avenue
 Charleston, WV  25314                     New York, NY  10021

                                           Russell L. Isaacs
                                           Wheat First Securities
                                           1500 One Valley Square
                                           Charleston, WV  25301

                               INDEX TO EXHIBITS

No.                       Exhibit

(2) Stock Purchase and Option Agreement dated October 7, 1987, between K.R.M. Petroleum Corporation and The American Energy Group. (Incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by McJunkin on June 10, 1996.)